CFT Securities, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2017

Member's equity January 1, 2017	$ 893,647
Capital withdrawals	(248,000)
Net income	81,850
Member's equity December 31, 2017	$ 727,497

The Notes to Financial Statements are an integral part of this statement.